February 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel

Re:	GMF Leasing LLC and ACAR Leasing Ltd.

Registration Statement on Form S-3

Filed January, 16 2015

File Nos. 333-201577 and 333-201577-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC (the “Depositor”) and ACAR Leasing (the “Issuer” and, collectively, the “Registrants”) and in response to the letter (the “Comment Letter”), dated February 11, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel E. Berce, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-3 filed on January 16, 2015.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrants’ responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrants’ responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refer, jointly, to the Registrants.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the base prospectus and the prospectus supplement, as applicable.

We confirm that we will comply with this instruction.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Mr. Arthur C. Sandel

February 23, 2015

We confirm that finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions.

3. Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.

We confirm that, with respect to each series of securities issued pursuant to the Registration Statement, the portion of the related securitized pool balance attributable to the residual value of the physical property underlying the related leases will not constitute 65% or more, as measured by dollar volume, of such securitized pool balance as of the related measurement date.

4. The Commission recently adopted new rules and requirements for registered offerings of asset-backed securities. All ABS issuers must comply with the new rules and new forms, other than asset-level disclosures, no later than November 23, 2015. As an ABS issuer for auto leases, you will be required to comply with the asset-level disclosure requirements on November 23, 2016. See Release No. 33-9638 (Sept. 4, 2014) on the SEC public website for more information. Please supplementally confirm your understanding of the new requirements.

We confirm and understand that, as ABS issuers, we will be required to comply with the new rules and new forms, other than asset-level disclosures, no later than November 23, 2015, and that we will be required to comply with the asset-level disclosure requirements no later than November 23, 2016.

Prospectus Supplement

General

5. We note the pre-funding feature disclosure on page 51 of your base prospectus.

a.	If you intend to utilize this feature, please revise the prospectus supplement to include the information required by Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account. Also include the information required by Items 1103(a)(5) and 1111(g) of Regulation AB, as applicable.

b.	If you do not intend to utilize the pre-funding feature, please confirm and clarify that the most recent periodic increment for the data will be as of a date no later than 135 days from the date of the first use of the prospectus. Refer to Item 1105(a)(3)(ii) of Regulation AB.

We have determined that we will not utilize the pre-funding feature and therefore have revised the base prospectus to remove references to this feature. We have also inserted bracketed

Mr. Arthur C. Sandel

February 23, 2015

text on page 27 of the base prospectus to clarify the information provided in accordance with Item 1105(a)(3)(ii) will be as of a date that is no later than 135 days from the date of the first use of the prospectus.

6. We note the derivative instrument disclosure on page 58 of your base prospectus. If you intend to utilize derivative instruments, please revise your prospectus supplement, as applicable, to indicate the type of disclosure that you will provide. Additionally, please confirm that you will file any agreements related to derivative instruments as exhibits. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We have revised the prospectus supplement to indicate the type of disclosure we will provide. (See, the cover page and pages S-5, S-8-9, S-13-16, S-20, S-26-27, S-31, S-35, S-37, S-62, S-76-78, and S-90.) We confirm that the we will file any agreements required to be filed related to the derivative instruments entered into in connection with any series of securities issued pursuant to the Registration Statement together with the other finalized transaction documents for that series.

7. We note your disclosure throughout the prospectus supplement with respect to legal proceedings against the sponsor, servicer, etc. For example only, we refer you to the last paragraph on page S-26. Please revise your disclosure to include a separately captioned section and disclose any legal proceeding pending against the sponsor, depositor, trustee, issuing entity, servicer or other transaction party that would be material to investors, as applicable. Refer to Item 1117 of Regulation AB.

We have revised the prospectus supplement to include a separately captioned section with respect to the legal proceedings pending against the transaction parties, entitled “Legal Proceedings,” beginning on page S-90 of the prospectus supplement.

Risk Factors, page S-17

Geographic concentrations of leases may increase concentration risks, page S-18

8. Please revise your disclosure here and in the section entitled “Distribution of the Leases in the Designated Pool by Geographic Location as of the Cutoff Date” on page S-42 to describe, to the extent 10% or more of the pool assets are located in any one state or geographic region, any economic or other factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

We have revised the disclosure on pages S-19 and S-45 to reflect the risk of material impacts on the pool due to geographic concentrations of the pool assets.

GM Financial’s General Securitization Experience, page S-33

9. We note your disclosure in this section, as well as in the section entitled “GM Financial’s Public Lease Securitization Program” on page S-34, is bracketed. Please removed the brackets or explain to us supplementally under what circumstances this disclosure may or may not be used in the final prospectus.

Mr. Arthur C. Sandel

February 23, 2015

We have revised the sections entitled “GM Financial’s General Securitization Experience” and “GM Financial’s Lease Securitization Program” to note that these sections will be used in each prospectus but have also included bracketed text indicating that it will be updated, as necessary. See page S-36.

Designated Pool, page S-36

10. We note that certain lease assets included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5(a)(ii) to Form S-3.

We confirm that assets delinquent for greater than 30 days will not constitute 20% or more of the of the original principal balance of the security issued by issuing entity.

Prospectus

Cover Page

11. Please identify the depositor on the cover page of the base prospectus. Refer to Item 1102(a) of Regulation AB.

We have revised the cover page of the base prospectus by identifying the depositor.

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce
Doug Johnson, Esq.
John P. Keiserman, Esq.

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